Exhibit 99.2

CONSENT OF QUALIFIED PERSON March 5, 2020 I, Rosmery J. Cárdenas Barzola, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the Hilarion Project, Department of Ancash, Peru” (the Technical Report), prepared for Nexa Resources S.A. and dated February 14, 2020, and to the use of extracts from, or the summary of, the Technical Report in the news release of Nexa Resources S.A. dated March 5, 2020 (the News Release). I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report that supports the News Release. (Signed) Rosmery J. Cárdenas Barzola Rosmery J. Cárdenas Barzola, P.Eng. 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907 www.rpacan.com